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                                                                     Exhibit 4.2

                              EMPLOYMENT AGREEMENT
                              --------------------

        THIS AGREEMENT (the "Agreement") is made as of August 5, 2002 by and between Tefron Ltd. (the "Company") and Mr. Sigi Rabinowicz, EC Passport number 248932 (the "Employee") (collectively, the "Parties").

                               W I T N E S S E T H
                               -------------------

        WHEREAS, the Parties desire to establish the terms of employment of the Employee as the Company's President, effective as of August 5th, 2002 (the "Effective Date") on such term and conditions set forth in this Agreement;


        NOW THEREFORE, in consideration of the respective agreements of the parties contained in this Agreement, the parties agree as follows:

        1.   RECITALS

        The recitals and the Exhibits to this Agreement constitute an integral part hereof.

        2.   EMPLOYMENT

        2.1 ENGAGEMENT. This Agreement shall rule the terms of employment of the Employee as the Company's President for a period of three
               (3) years commencing on the Effective Date (the "term of this Agreement"), unless previously terminated pursuant to section 8 below. Employee will perform the duties, undertakes the responsibilities and will exercise the authority customarily performed, undertaken and exercised by persons situated in a similar capacity, as determined by the Board of Directors of the Company and/or the Chairman of the Board of Directors.

        2.2 FULL EFFORTS. Excluding periods of vacation and sick leave to which the Employee is entitled, the Employee agrees to devote total attention and full time to the business and affairs of the Company as required to discharge the responsibilities assigned to him under this Agreement. Accordingly, during the term of his employment, the Employee will not engage in any other employment or business activities for himself or any other person, without the prior written consent of the Board of Directors of the Company.

        2.3 MANAGEMENT DUTIES. The Employee's duties are in the nature of management duties that demand a special level of honesty, loyalty and fiduciary duty and responsibility and accordingly, the Law of Work Hours and Rest - 1951 will not apply to this Agreement. He will (i) notify the Chairman of the Board of Directors of the Company, promptly of and will immediately cease any activity/matter which may create a conflict of interest between him and the Company and (ii) report to the Chairman of the Board of Directors of the Company, immediately any information that reaches him, which may be of assistance or advantageous to the Company, within

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        the Company's business. Notwithstanding anything to the contrary contained herein, the provisions of this sub-paragraphs 2.2 and 2.3 shall not apply to Saturdays and religious holidays.

2.4 Notwithstanding anything of the forgoing, it is agreed that the Employee's position in Macpell Industries Ltd. shall not be considered as a breach of this Section 2 or any other section of this Agreement.

        3.   BASE SALARY

        In consideration for the performance of his duties hereunder, the Company on or before the ninth (9) day of the month, will pay the Employee, monthly in arrears (in respect to the previous month salary), a monthly base salary of $US20,000 (twenty thousands) (gross) ("Base Salary"). The Base salary shall be paid in N.I.S as calculated based on the rate of exchange of the N.I.S and the $US last published by the Bank of Israel in the month for which the salary is paid.

        4.   EMPLOYEE BENEFITS

        The Company will give or cause to be given the following employee benefits ("Employee Benefits"):

        4.1 SICK LEAVE. The Employee will be entitled to fully paid sick leave pursuant to the Sick Pay Law - 1976.

        4.2 VACATION. The Employee will be entitled to annual vacation of 23 working days at full pay. For the purposes of this Agreement "working day" means any day that the employees of the Company customarily work. Vacation days may be accumulated in amounts up to and including 90 vacation days. At the option of the Employee, vacation days may be converted into cash payments in an amount equal to the proportionate part of the Base Salary and related social benefits for such days.

        4.3 MANAGER'S INSURANCE (BITUACH MENAHALIM). The Company will contribute, for the benefit of the Employee, an amount equal to 13.33% (8.33% to a severance plan + 5% to a pre-tax savings plan) of the Employee's monthly Base Salary to an insurance company of the Employee's choice, as premium for such plans. In addition, the Company will deduct and transfer to such insurance company from each of the Employee's monthly Base Salary payment an amount equal to 5% of such payment (to a pre-tax savings plan), as the Employee's contribution to such plan. Upon the Employee's ceasing to be employed by the Company, the right to receive the benefits of the plans purchased with the foregoing premiums will be automatically assigned to the Employee.

                The above mentioned contributions to manager's insurance for severance pay coverage shall apply for all purposes instead of the severance pay, in accordance with Section 14 of the Severance Pay Law (1963), and the Employee will not be entitled to any additional payment from the Company in this regard. The parties shall request the Labor Ministry approval for the foregoing under the above mentioned Section 14 of the Severance Pay Law (1963).

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        4.4     DISABILITY INSURANCE. The Company will contribute, for the benefit of the Employee, an amount equal to 2.5% of the Employee's monthly Salary to an insurance company of the Employee's choice, as premium for disability insurance.

        4.5 EDUCATIONAL FUND (KEREN HISHTALMUT). The Company will contribute, for the benefit of the Employee, an amount equal to 7.5% of the Employee's monthly Base Salary to an educational fund of the Employee's choice. In addition, the Company will deduct and transfer to such educational fund from each of the Employee's monthly Base Salary payment an amount equal to 2.5% of such payment, as the Employee's contribution to such fund.

        4.6 RECUPERATION PAYMENTS (D'MEI HAVRA'AH). The Employee will be entitled to recuperation payments as required by law.

        5.   VEHICLE

        5.1 The Company will grant or make available to the Employee, for the purposes of the performance of his position and for his private use, an appropriate vehicle, in accordance with the Company's policy for its senior personnel.

        5.2 The Employee undertakes to take care of the vehicle made available to him and to service it to the Company's satisfaction. The Company will promptly reimburse the Employee for any and all expenses reasonably related to using and maintaining the vehicle, including the cost of repairs, maintenance, registration, insurance, gasoline and parking, provided that the Employee produces written receipts for such expenses. The Company shall bear the tax resulting from said benefit and reimbursement.

        6.   EXPENSES

        The Company will promptly reimburse the Employee for any and all reasonable direct expenses incurred by him on behalf of the Company and/or in connection with the performance of his duties, provided that he produces written receipts for such expenses, and that the reimbursement of said expenses shall be in accordance with the Company's policy for its management personnel. Without derogating from the generality of the above, the Company shall reimburse the Employee, once a month, for his home telephone bills, but the Employee shall bear the tax resulting from said reimbursement.

        The Company will grant or make available to the Employee, for the purposes of the performance of his position and for his private use, a cellular telephone. The Company will promptly reimburse the Employee for any and all expenses reasonably related to using and maintaining the phone.

        7.   BONUS

        Once a year, the audit committee (the "Committee") of the Board of Directors will determine the amount to be paid as a bonus for the Employee (the "Yearly Bonus"). The bonus will be no higher than 2.5% of the Company's Net Profit, as defined hereunder, and no lower than 1.5% of such Net Profit. In any case that the Committee shall determine that the bonus should be higher than 1.5% of the Net Profit, its decision will be subject to approvals of both the

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        Board of Directors and the General Meeting of the Shareholders of the
        Company, unless such approvals will no longer be required under applicable law. By way of clarification but not by way of limitation, to the extent a bonus is paid it will not be taken into account for the purposes of calculating the payment of Employee Benefits and severance benefits.

        For the purpose of this section, "Net Profit" means the outcome of the following calculation:

        Net Profit = P * (14,500,000 / N).

        P = the Company's net profit as determined by the Company's yearly approved audited reports, after deducting tax, and without taking into consideration special profits or losses (except special profits which resulted from the Employee's actions, which will be taken into consideration), or profits or losses which are not derived from the ordinary operation of the Company.

        N = the Company's issued stock (in NIS par value) at the end of the year for which the bonus is paid, plus the Option Shares (in NIS par value) of all Options which are under the Company's approved stock Option plans at the end of the said year (whether issued at that time, or not).

        The yearly bonus will be paid for each calendar year in which the Employee worked as the Company's President according to this Agreement (the first bonus payment will be paid during the year 2003 for the year beginning in 1.1.2002). In case of a year in which the Employee will work only part of the calendar year, he will be entitled to a proportional partial bonus.

        The yearly bonus will be paid no later than March 31st of each year, unless the approval of the shareholders of the Company is required in which event such bonus shall be paid no later than 30 days after the receipt of such shareholders approval (the "Payment Date"). However, during each year of this agreement, the Chief Executive Officer of the Company may authorize the payment of up to three (3) quarterly installments on account of said yearly bonus, based on the reviewed quarterly financial statements of the Company for each quarter of such year and in amounts of no more than 1.5% of the relevant periodic Net Profit of the Company. No later than the Payment Date of each year, the Company will calculate the accurate yearly bonus based on the audited yearly financial statements of the Company, and will pay the Employee the balance between such yearly bonus and the amounts pre-paid to the Employee during each of the said year's quarters. In case that the yearly bonus will be lower than the amounts pre-paid to the Employee during that year on account of the bonus, the Employee shall immediately and no later than 30 days from the Payment Date, re-pay the Company the said balance, linked to the higher between the US Dollar or the Israeli Consumer Index plus yearly interest of 4%.

        The Company shall have the right to set off, at it's descretion, any debt due to the Company from the employee in connection with this section 7, from any amount of any kind what so ever due to the employee from the Company.

        8.   TERMINATION

        The Employee's employment with the Company may be terminated under any of the following conditions:

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        8.1     DISABILITY. The Company may terminate the Employee's employment in the event that he becomes disabled. For purposes of this section 8, "disabled" and/or "disability" means any physical and/or mental condition which impairs the Employee's ability to perform his duties for a period of at least 6 months.

        8.2 FOR CAUSE. The Employee's employment with the Company will terminate upon the Company's 30 days prior written notice, in any and/or all of the following cases ("For Cause"):

                (i)     a fundamental breach by the Employee of this Agreement;
                        and

                (ii) a breach by the Employee of his fiduciary or trust duties towards the Company; and

                (iii) the conviction of the Employee in respect of an offense involving ignominy and/or a felony which effects the management's capability; and

                (iv) ownership of an interest in a business in direct competition with the Company;

        8.3 WITHOUT CAUSE. The Employee's employment with the Company will terminate upon the Company's or the Employee's 90 days prior written notice. Each of the Parties may give such notice upon its sole discretion.

                Notwithstanding the above, if the Company terminates this Agreement according to this sub-section, the Employee will be entitled to an additional 180 days notice (a total of 270 days notice). The Employee will be entitled to the Base Salary (according to Section 3) and to all other benefits according to Sections 4, 5, 7 and 11 during the said notice period.

        8.4 COMPANY PROPERTY. Upon expiration or termination (or the date indicated in the Notice in the case of termination Without Cause) of the Employee's Employment, the Employee will transfer his position to his replacement in an orderly manner and will return to the Company all the documents, professional literature, vehicle, equipment and/or other property belonging to the Company.

        9.   CONFIDENTIALITY

        9.1 INFORMATION. The Employee recognizes and acknowledges that the business information, technical information, methods, data, developments, designs, inventions, improvements, trade secrets and works authorship, which the Company owns, plans, develops and/or produces and/or any other information obtained/received by him within the scope of his work and/or in connection with the Company and/or its business are confidential and the property of the Company ("Information"). The term "Information", as used in this Agreement, will not include information which is within the public domain, provided that the source of Information to the public domain is not the Employee or someone else who owns a confidentiality duty to the Company, and will not include information brought to the Company by the Employee.

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        9.2     NON-DISCLOSURE. Except as directed by the Company, and in the ordinary course of the Company's business, the Employee will not, other than for the sole benefit of the Company, disclose, disseminate, transfer and/or use the Information.

        9.3 OWNERSHIP OF CREATIONS. The Employee undertakes to maintain absolute confidentiality in respect of all information about any discoveries, designs, developments, inventions, improvements and/or ideas ("Creations") made or acquired by him while engaged/affiliated with the Company, which are within the Company's business, and which came to the Employee's awareness as a result of his employment with the Company. The Employee further recognizes and acknowledges that any and all Creations made and/or acquired by him while engaged/affiliated with the Company, whether or not made and/or acquired by him (i) during work hours (ii) at the premises of the Company (iii) with the assistance of information/material provided to him by the Company and/or (iv) at the request of the Company, are and will be the exclusive property of the Company and the Employee will have no right thereto. Upon request, the Employee will, at the request and expenses of the Company, execute any and all instruments required to vest complete title and ownership to the Creations in (or to clarify that complete title and ownership belongs to) the Company and/or necessary to legal protect the Creations in Israel and abroad. The Employee will perform all such actions without receiving any additional compensation therefor.

        9.4 DURATION/SURVIVABILITY. All of the undertakings and obligations of the Employee, set forth in this section 9, will commence on the date the Employee was first engaged by/became affiliated with the Company, will continue throughout his engagement by/affiliation with the Company, will survive the termination of this Agreement and his employment with the Company, and except as prohibited or limited by law, will be valid without limitation in time. In the event the duration of such undertakings and obligations is prohibited or limited by law, such undertakings and obligations will remain in effect throughout his engagement by the Company, and for two (2) years thereafter.

        10.   NON-COMPETITION

                Throughout the entire term of this Agreement, and for a period of two (2) years from the date of termination or expiry of this Agreement ("Non-Compete Period"), the Employee undertakes not to compete and/or place himself in a position of having an interest in and/or being engaged by/within a person which competes with the Company's business. Without prejudice to the generality of the foregoing, the Employee undertakes that during the Non-Compete Period he will not work, engage or advise, whether as a salaried employee and/or as a self-employed person, for remuneration or otherwise, in any subject and engagement if such constitutes a competition with the Company.

        11.   OPTIONS

                The Company shall provide to the Employee with a Share Option Plan (the "Plan"), pursuant to which the Employee will receive options (the "Options") for the purchase of 291,512 Ordinary Shares of the Company, according to the Option Agreement attached herein.

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        12.   GENERAL

        12.1 NOTICE. All notice or other communications provided for by this Agreement, will be given in writing, either by personal delivery, registered mail (registered air mail if sent internationally), postage prepaid, overnight courier service (which provides a receipt evidencing delivery), or by facsimile transmission to the person at their last known address or number (or as otherwise designated by the person in writing). All notices or communications given by courier service will be deemed delivered on the third (3rd) business day after the sending thereof; those given by personal delivery or by facsimile transmission will be deemed delivered on the next business day following transmission or delivery (the facsimile transmission receipt will act as prima facie proof of delivery); those given by mail will be deemed delivered on the seventh
                (7th) business day after posting.

        12.2 REMEDIES CUMULATIVE. Each right, powers, and remedy provided for under this Agreement or now or hereafter existing at law, in equity, by statute or otherwise, will be cumulative, and the exercise (whether single or partial), delay, or forbearance in exercising by any party of one or more of such rights, powers and remedies will not act as a waiver or preclude the simultaneous or later exercise by such party of any or all of such rights, powers or remedies.

        12.3 CONSTRUCTION. Except as specifically indicated, the section numbers and captions appearing in this Agreement are inserted only as a matter of convenience and are not in any way intended to define, limit, construe or describe the scope or intent of such sections or in any way affect the construction of the Agreement. Words in the singular will be read and construed as though in either gender and/or the plural and vice versa, where the context so requires. The term "person", as used in this Agreement, will be interpreted broadly to include, without limitation, any individual, corporation, company, partnership, joint venture, and/or entity.

        12.4 SEVERABILITY. If any provision this Agreement, or application thereof to any person or circumstances, will for any reason or to any extent, be invalid or unenforceable, such invalidity or unenforceability will not in any manner affect or render invalid or unenforceable the remainder of this Agreement and the application of that provision to other persons or circumstances will not be affected, but rather will be enforced to the extent permitted by law. In the event of the invalidity or unenforceability of any provision of this Agreement or the application thereof to any person or circumstances, the parties will, at the request of any of the parties, negotiate in good faith to agree on changes or amendments to this Agreement which are required to effectuate the intent and purpose of this Agreement in the light of the invalidity or unenforceability.

        12.5 FURTHER ASSURANCES. Each party will cooperate, take such further reasonable action and execute and deliver such further documents as may be reasonably requested by any of the parties in order to effectuate the intent and purposes of this Agreement and the parties.

        12.6    SUCCESSORS AND ASSIGNS.

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                (a) The Company will be allowed to sell, assign, transfer and otherwise assign its rights and obligations under the Agreement to any entity in which it holds more than fifty-one percent (51%) of the control of the company as determined by shareholder's voting rights or representation on the decision making body of the entity.

                (b) As this Agreement is a personal engagement agreement, the Employee may not sell, assign, transfer or otherwise convey the rights or obligations under the Agreement

        12.7 ENTIRE AGREEMENT. This Agreement contains the complete statement of all of the agreements, understandings, representations and arrangements between the parties with respect to the subject matter hereof ("Prior Agreements"), and to the extent such Prior Agreements exist, such Prior Agreements are merged herein and will be considered superseded by this Agreement. Nothing in the aforesaid shall derogate from the Employee's rights for amounts of money already accrued for his benefit under social rights provisions of the said Prior Agreements refering to employment periods prior to the Effective Date. No provision of this Agreement may be modified, waived or discharged unless done so in writing and signed by both parties.

        12.8 GOVERNING LAW. This Agreement and all and the rights and obligations of the parties related to this Agreement will be governed by and construed in accordance with the laws of the State of Israel.

                      AS WITNESS THE HANDS OF THE PARTIES:

             /s/                                        /s/
------------------------------------        ------------------------------------
           Tefron Ltd.                                Sigi Rabinowicz

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